Media Advisory: TransAlta First Quarter 2015 Results, Conference Call and Annual Meeting of Shareholders

CALGARY, Alberta (April 7, 2015) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its first quarter 2015 results before market open on Tuesday, April 28, 2015.

TransAlta will hold its Annual Meeting of Shareholders later that morning at 11:00 a.m. MT (1:00 p.m. ET) at the Metropolitan Conference Centre, Calgary, Alberta. The Annual Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit http://www.transalta.com/investor-centre/events-presentations or use the dial-in information provided below.

Dial-in number:
Toll-free North American participants call: 1-888-333-7962 (Code 6436301#)

Following the Annual Meeting of Shareholders, TransAlta will hold a conference call and webcast to discuss the first quarter 2015 results with investors, analysts, members of the media and other interested parties beginning at 2:00 p.m. MT (4:00 p.m. ET). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com